Exhibit 4.85

Revised Subordinated Loan Agreement

Dated 30 June 2006

Between

Aurelia Energy NV

And

Marenco Investments Ltd

THIS AGREEMENT is made and entered into as of the 30 June 2006 and is made effective as of that date by and among:

AURELIA ENERGY NV, a company with limited liability under the laws of the Netherlands Antilles, with its statutory seat at Landhuis Joonchi, Kaya Richard Beaujon z/n, Curaçao, the Netherlands Antilles (“Aurelia Energy”), for the purposes hereof duly represented by Gregory E. Elias, director of FortisIntertrust (Curaçao) NV, as director of Aurelia Energy NV; and

MARENCO INVESTMENTS LTD, a company with limited liability under the laws of Malta, with its statutory seat at 48 Sqaq Nru 2, Triq Ix-Xatt, Pieta MSD 08, Malta (“Marenco”), for the purposes hereof duly represented by Mr. Stuart Blackburn, director of Osiris Corporate Services Ltd, as director of Marenco.

WHEREAS Aurelia Energy and Marenco have entered into loan agreements dated January 19, 1996, February 21, 1996, July 9, 1996, December 31, 1996, April 15, 1998, November 30, 1998 and February 8, 1999 (together with any other agreements or arrangements relating hereto, the “Prior Loans”);

WHEREAS Aurelia Energy and Marenco have amended the Prior Loans with Amended and Restated Subordinated Loan Agreement dated 21 November 2001 (the “Amended and Restated Subordinated Loan Agreement”)

WHEREAS it is understood that for the purposes of this Revised Subordinated Loan Agreement the Amended and Restated Subordinated Loan Agreement will form part of the Prior Loans as of 30 June 2006;

WHEREAS, the aggregate amounts outstanding with respect to the Prior Loans as of 30 June 2006 amount to US$ 152,134,730.00. which amounts together include all amounts of unpaid principle, all accumulated and unpaid interest and any other amounts due and owing at such date;

WHEREAS Aurelia Energy has used all the amounts received under the Prior Loans to finance the operations of its direct and indirect subsidiaries, partly as a capital contribution and partly as an intercompany loan;

WHEREAS Aurelia Energy is a guarantor under a US$ 850 million revolving credit facility arrangement (together with any amendments, modifications, extensions, restructurings or successor agreements relating thereto, the “Credit Facility”) dated 29 June 2006 among certain of its indirect subsidiaries and a syndicate of banks identified therein (together with such other banks as from time to time may be a party to the Credit Facility, the “Banks”);

WHEREAS Aurelia Energy is a guarantor under an indenture (as amended from time to time, the “Indenture”) entered into among Aurelia Energy, any of its direct or indirect subsidiaries and The Bank of New York, as trustee, (the “Trustee”) in respect of senior notes of Bluewater Finance Limited (together with debt securities having substantially the same terms as the senior notes and issued in exchange for the senior notes, the “Senior Notes”);

WHEREAS Aurelia Energy and Marenco now wish to amend and restate the loan agreements with respect to the Prior Loans in order to subordinate Aurelia Energy’s obligations thereunder to its obligations under the Credit Facility and the Indenture, and for certain other purposes;

WHEREAS, in consideration for the offering of the Senior Notes and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Aurelia Energy and Marenco now wish to add the Banks,  the holders of the Senior Notes and the Trustee, on behalf of the holders of the Senior Notes, as beneficiaries of this Agreement; and

WHEREAS, Aurelia Energy and Marenco now wish to amend the arrangements of the Amended and Restated Subordinated Loan Agreement and to replace them with a Revised Subordinated Loan Agreement (the “Revised Subordinated Loan Agreement”)

NOW THEREFORE, the parties hereto agree as follows:

1.                            Receivable

1.1                                 Aurelia Energy and Marenco agree and confirm that the Amended and Restated Subordinated Loan Agreement is hereby replaced in its entirety by this Revised Subordinated Loan Agreement as of the date first written above.

1.2.                              Aurelia Energy confirms that it has received from Marenco, and Marenco acknowledges that it has made available to Aurelia Energy, the aggregate amount of US$152,134,730.00 which amounts together constitute all amounts of principal, accrued interest and any other amounts due and owing in respect of the Prior Loans which are unpaid as of June 30, 2006.

1.3                                 Aurelia Energy confirms and Marenco acknowledges that the aggregate principal amount of the Prior Loans was used by Aurelia Energy in respect of its investments in the activities of its direct and indirect subsidiaries.

1.4                                 Aurelia Energy and Marenco represent and warrant that, other than the Prior Loans, there are no loans or other arrangements for the extension of credit between (a) Aurelia Energy or any of its direct and indirect subsidiaries and (b) any affiliate of Aurelia Energy other than its direct and indirect subsidiaries, except as described in Schedule I to this Agreement

2.                            Subordinated Loan

2.1           Aurelia Energy and Marenco agree that:

(a)                                Aurelia Energy’s obligations under the Prior Loans shall be subordinated and junior in right of payment to its obligations under each of the Credit Facility and the Indenture and to the prior payment in full in cash of all amounts due and to be due under each such agreement;

(b)                               no amounts in respect of the Prior Loans shall mature or be due and payable, shall be mandatory redeemable, pursuant to a sinking fund obligation or otherwise, shall be redeemable at the option of Marenco, in whole or in part, or shall be repurchased by Aurelia Energy or any of its subsidiaries prior to the payment in full in cash of all amounts due and to be due under each of the Credit Facility and the Indenture;

(c)                                no payment, in cash, securities or otherwise, of interest or any other amounts in respect of the Prior Loans shall be made prior to the payment in full in cash of all amounts due and to be due under the Credit Facility, except to the extent such payment qualifies and is treated as an allowed dividend distribution under the Credit Facility;

(d)                               no payment, in cash, securities or otherwise, of interest or any other amounts in respect of the Prior Loans shall be made prior to the payment in full in cash of all amounts due and to be due in respect of the Senior Notes under the Indenture other than as permitted under the “Restricted Payments” Covenant of the Indenture;

(e)                                  upon any total or partial liquidation, dissolution or winding up of Aurelia Energy or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Aurelia Energy or its property, whether voluntary or involuntary, the Banks, the holders of the Senior Notes and the Trustee, on behalf of the holders of the Senior Notes, will be entitled to receive payment in full in cash of all obligations under the Credit Facility and the Indenture, respectively, (whether present, future or contingent and including principal, interest and all other sums due, and including, without limitation, any interest accruing subsequent to the initiation of such a proceeding or event whether or not such interest would be an allowable claim enforceable against Aurelia Energy in any such proceeding or after any such event) before Marenco will be entitled to receive any payment, in cash, securities or otherwise, in respect of the Prior Loans;

(f)                                    in the event that any payment shall be received by Marenco or any other holders of the Prior Loans when such payment is not permitted under this Agreement, such payment shall be held in trust for the benefit of, and shall be paid over or delivered to, the Banks, the holders of the Senior Notes and the Trustee, on behalf of the holders of the Senior Notes;

(g)                                 prior to the payment in full in cash of all amounts due and to be due under each of the Credit Facility and the Indenture, neither this Agreement nor any agreement relating to the Prior Loans shall be entered into, or amended in any manner adverse to, the Banks or the holders of the Senior Notes;

(h)                               Marenco, in its sole discretion, may assign all of its rights under this Agreement, including the right to receive payments, to another party, provided that such other party shall be wholly owned by Marenco’s ultimate beneficial shareholder as such beneficial shareholder exists on the date hereof. Any such assignment shall be effective only if written notice of such action is given by Marenco to Aurelia Energy, the Banks and the Trustee. Such assignee, after such assignment, shall be subject to each and every provision of this Agreement including, without limitation, the provisions of this Section 2; and

(i)                                   the subordination and other provisions of this Agreement are for the benefit of, and shall be directly enforceable by, the Banks, the holders of the Senior Notes (whether or not such person is a holder on the date hereof) and the Trustee, on behalf of the holders of the Senior Notes.

2.2                                 Subject to the other provisions of this Agreement including, without limitation, Section 2.1(g) hereof, it is understood and confirmed between parties that the total amount of the loans in respect of the Prior Loans, including accumulated interest has been converted into U.S. dollars as per July 1, 2001 as agreed between parties in the Addendum to Subordinated Loan Agreement signed on December 7, 2001.

3.                            Repayment, interest and certain undertakings

3.1           Aurelia Energy undertakes that it shall not:

(a)                                pay, prepay or repay or make any distribution, in cash, securities or otherwise, of any amounts that may at any time be due and owing in respect of the Prior Loans prior to the payment in full in cash of all amounts due and to be due under each of the Credit Facility and the Indenture, except as permitted under Section 2.1(c) and Section 2.1(d) of this Agreement;

(b)                               set off any amounts owed under the Prior Loans against any amounts which it may be owed by any Person; or

(c)                                take any action or omit to take any action whereby the provisions of this Agreement might be terminated, impaired or adversely affected. 3.2   After the payment in full in cash of all amounts due and to be due under each of the Credit Facility and the Indenture, Aurelia Energy will repay, in 5 equal annual installments, the principal amount of the Prior Loans together with the interest accrued thereon, at the rate specified in Section 3.3 below, to the respective annual dates of payment.

3.3           Interest with respect to the Prior Loans is hereby fixed and shall accrue at 7% per annum from and after the date hereof.

3.4                                 Except as permitted under Section 2.1(c) and Section 2.1(d) of this Agreement, interest amounts in respect of the Prior Loans shall not be paid prior to the payment in full in cash of all amounts due and to be due under each of the Credit Facility and the Indenture, but added to the Prior Loans and shall accrue and be capitalized on an annual basis at the rate set forth in Section 3.3 hereof.

3.5                                 Marenco undertakes that it shall not take any Enforcement Action in respect of the Prior Loans prior to the payment in full in cash of all amounts due and to be due under each of the Credit Facility and the Indenture. “Enforcement Action” means to exercise or enforce (including, without limitation, by demand for payment, acceleration or otherwise) or require any agent or trustee to exercise or enforce (including, without limitation, by demand for payment, acceleration of otherwise) any rights under or pursuant to the provisions of the Prior Loans or under any agreement or to petition for:

(a)                                any resolution to be passed or order made for the winding-up, liquidation, dissolution, administration or reorganization of Aurelia Energy;

(b)                               any insolvency, bankruptcy, reorganization, receivership, liquidation, dissolution or other similar proceedings whether voluntary or involuntary (and whether or not involving insolvency) of Aurelia Energy;

(c)                                any voluntary arrangement or composition with or assignment for the benefit of one or more of its creditors by Aurelia Energy with a view to the general readjustment of rescheduling of its indebtedness or makes a general assignment for the benefit of a composition with its creditors;

(d)                               any attachment, distress, execution, sequestration or similar process to be taken against the undertaking or assets of Aurelia Energy or any money judgment to be entered against Aurelia Energy; or

(e)                                any analogous event with respect to Aurelia Energy.

4.                            Waiver of Security

4.1                   Prior to the payment in full in cash of all amounts due and to be due under each of the Credit Facility and the Indenture, Marenco will not request Aurelia Energy to provide any security for the repayment of the Prior Loans or the payment of interest thereunder.

4.2                   Prior to the payment in full in cash of all amounts due and to be due under each of the Credit Facility and the Indenture, the Prior Loans shall not be secured by a lien on any assets of Aurelia Energy or any of its subsidiaries and shall not be guaranteed by any direct or indirect subsidiary of Aurelia Energy.

5.                            Confidentiality

Except as reasonably required in connection with the issuance and the exchange of the Senior Notes, including the preparation of offering memoranda and the registration of the Senior Notes with the U.S. Securities and Exchange Commission, the parties hereto agree not to disclose any information with respect to the contents of this Agreement to parties other than their affiliates unless they are under an obligation to do so by or pursuant to law or applicable regulations. The foregoing shall not apply to information in the scope of a proceeding referred to in Section 11 of this Agreement.

6.                            Termination and Dissolution

After the execution of this Agreement, none of the parties may bring an action to dissolve or annul this Agreement. The parties’ obligations under this Agreement shall terminate (i) with respect to the Banks, upon the termination of the Credit Facility and the payment in full in cash of all amounts due and to be due thereunder, and (ii) with respect to the holders of the Senior Notes and the Trustee, on behalf of the holders of the Senior Notes, upon the termination of the Indenture and the payment in full in cash of all amounts due and to be due thereunder.

7.                            Entire Agreement

7.1                   This Agreement contains all of the agreements between the parties on the subject matter hereof and supersedes and replaces any and all previous agreements between the parties hereto, expressly including any and all agreements governing the Prior Loans executed prior to this Agreement.

7.2                     Subject to the other provisions of this Agreement, including, without limitation, Section 2.1(g) hereof, this Agreement may only be amended in writing and if executed by the parties hereto.

8.                            Partial invalidity

In the event that one or more provisions of this Agreement is or shall be held or determined to be invalid, unenforceable or non-binding, the remaining provisions of this Agreement shall continue to be effective. The parties hereby agree to replace the invalid, unenforceable or non-binding provision or provisions, as the case may be, with a provision or provisions that is or are binding and that differs or differ as little as possible (taking into account the object and the purpose of this Agreement) from the invalid, unenforceable or non-binding provision or provisions, as the case may be.

9.                            Notices

9.1                   The parties to this Agreement agree to provide written notice to the Banks and the Trustee of any amendment or assignment of this Agreement, or any default by any party hereto with respect to its obligations hereunder, immediately following any such default.

9.2                   All notices and other communications hereunder shall take effect on receipt either by letter or facsimile transmission. Such notices shall be sent to the relevant party at such address of facsimile number as it may notify to the other party from time to time in writing.

9.3                   Any and all communications or notices to Aurelia Energy shall, as long as Aurelia Energy has not given written notice of any other address to each of Marenco, the Banks and the Trustee, be sent to the following address:

Name	:	Aurelia Energy NV
Address	:	Landhuis Joonchi Kaya Richard J. Beaujon Willemstad
Country	:	Curacao, the Netherlands Antilles
Attn	:	Mr Gregory E. Elias

9.4                   Any and all communications or notices to Marenco shall, as long as Marenco has not given written notice of any other address to Aurelia Energy, the Banks and the Trustee, be sent to the following address:

Name	:	Marenco Investments Ltd
Address	:	Paramount Building Eucharistic Congress Rd Mosta MST 01
Country	:	Malta
Attn	:	Osiris Corporate Services Ltd. (Mr. Stuart Blackburn)

9.5                   Any and all communications or notices to the Banks shall, as long as the Banks have not given any written notice of any other address to Marenco, Aurelia Energy and the Trustee, be sent to the following address:

Name	:	ING Bank NV
Address	:	Bjilmerplein 888 Amsterdam-Zuidoost 1000 BV Amsterdam
Country	:	Netherlands
Attn	:	Mr. Jaap-Jan Prins

9.6                   Not Used

9.7                   Any and all communications or notices to the Trustee shall, as long as the Trustee has not given any written notice of any other address to Marenco, Aurelia Energy and the Banks, be sent to the following address:

Name	:	The Bank of New York
Address	:	One Canada Square London E14 5AL
Country	:	United Kingdom
Attn	:	Ms Sunjeeve Patel

10.                     Assignment

10.1               This Agreement shall be binding on and inure to the benefit of each party hereto, and each such person’s respective subsequent permitted successors, transferees or assigns. Except as expressly permitted under Section 2.1(h) of this Agreement, neither Marenco nor Aurelia Energy shall assign or transfer all or any of its rights, benefits or obligations hereunder.

11.                     Applicable law

11.1               THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

11.2               Each of the parties hereto irrevocably agrees that any suit, action or proceeding arising out of or relating to this Agreement, may be instituted in any federal or state court in the State of New York, borough of Manhattan; irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding; and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding and waives any other requirements of or objections to personal jurisdiction with respect thereto. The parties irrevocably appoint CT Corporation System, located at 111 8 Avenue, New York, N.Y. 10011 as their respective agent (the “Authorized Agent’) for service of process in any suit, action or proceeding arising out of or relating to this Agreement that may be instituted in federal or state courts in the State of New York, borough of Manhattan. Such appointment shall be for so long as any amounts shall be due and owing under the Credit Facility or any amounts shall be due or will be due in respect of the Senior Notes under the Indenture, and such appointment shall be irrevocable during the aforesaid period unless and until replaced by an agent reasonably acceptable to the parties. The parties undertake that the Authorized Agent will have agreed to act as said agent for service of process prior to the issuance of the Senior Notes under the Indenture and that they will take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the parties, as applicable, shall be deemed, in every respect, effective service of process upon the parties.

11.3               Each of Marenco and Aurelia Energy hereby knowingly, voluntarily and intentionally waives any right to trial by jury in any action or proceeding which in any manner arises out of or in connection with or is in any way related to this Agreement or any of the transactions contemplated herein.

12.                     Costs

Each party hereto shall pay its own costs incurred or to be incurred in connection with this Agreement, unless otherwise separately agreed in writing.

13.                     Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.                     Terms

Terms used herein and not otherwise defined have the meanings assigned to such terms in the Credit Facility as they relate to the Credit Facility and the Indenture as they are used otherwise.

15.                     Headings

The Section headings included herein are for convenience only and shall not affect the construction of this Agreement.

The present Agreement is signed in two copies on …………………….

AURELIA ENERGY NV	MARENCO INVESTMENTS LTD

Fortis Intertrust (Curacao) N.V., Managing Director, represented by Mr. Gregory E. Elias	Osiris Corporate Services Ltd., Director, represented by Mr. Stuart Blackburn
Aurelia Energy NV	Marenco Investments Ltd
Curacao, Netherlands Antilles	Valletta, Malta

Schedule 1

1.1                                 Loan Agreement dated May 12, 1997 between Marenco and Aurelia Energy;

1.2                                 Loan Agreement dated May 12, 1997 between Marenco and Aurelia Energy; and

1.3                                 Loan Agreement dated February 1, 1998 between Marenco and Aurelia Energy;

1.4                                 Amended and Restated Subordinated Loan Agreement dated November 21, 2001 between Marenco and Aurelia Energy.